

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2011

Mr. Jonathan R. Mather
Chief Financial Officer
American Reprographics Company
1981 N. Broadway, Suite 385
Walnut Creek, California 94596

      Re: American Reprographics Company
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed March 9, 2011
               File No. 1-32407

Dear Mr. Mather:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director